Exhibit 99.1

Tuniu Announces Unaudited Second Quarter 2015 Financial Results

Net revenues in Q2 2015 increased by 111.9% year-over-year

Gross bookings in Q2 2015 increased by 115.2% year-over-year

NANJING, China, August 24, 2015 — Tuniu Corporation (NASDAQ:TOUR) (“Tuniu” or the “Company”), a leading online leisure travel company in China, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Highlights for the Second Quarter of 2015

•                  Net revenues in the second quarter of 2015 increased by 111.9% year-over-year to RMB1,518.2 million (US$ 244.9 million1).

•                  Gross bookings2 which include organized tours and self-guided tours, increased by 115.2% to RMB2.1 billion (US$339.5 million) year-over-year in the second quarter of 2015.

•                  Total number of trips from organized tours (excluding local tours) increased by 99.1% year-over-year and the total number of trips from self-guided tours increased by 176.2% year-over-year in the second quarter of 2015.

•                  Mobile orders contributed to over 60% of total online orders in the second quarter of 2015.

•                  Tuniu has a total of 85 regional service centers throughout China, which includes the 103 service centers opened during July.

Investment in a Packaged Tours Wholesaler in China

Tuniu also announced an investment for the majority stake in Beijing Global Tour International Travel Service Co.,Ltd (“Wuzhouxing”), a leading outbound packaged tour wholesaler in China. The transaction is expected to be completed in the third quarter of 2015.

Tuniu’s investment in Wuzhouxing is a beneficial step in Tuniu’s consolidation of China’s travel industry supply chain. In addition to improving Tuniu’s access to resources in the upstream travel supply chain, the investment is also expected to help Tuniu improve its capabilities in the direct procurement of products. In the future, the two companies plan to closely integrate their operations to unlock synergies for additional growth and profitability.

Wuzhouxing was founded in 1994 and is a leading packaged tour wholesaler in China. The company offers outbound and domestic tours to both online and offline retail travel agencies. Wuzhouxing’s products cover over 100 countries and the company has more than 200 employees across its offices in Beijing, Shanghai, Guangzhou, Shenzhen, Chengdu and Chongqing.

1   The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.2000 on June 30, 2015 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2   Gross bookings refer to the total amount paid by our customers for the travel products that we have delivered and the travel services that we have rendered, including the related taxes, fees and other charges borne by our customers.

3   The ten new regional service centers are located in Zhoushan, Quanzhou, Wuhu, Ganzhou, Yinchuan, Jilin, Handan, Zhuhai, Nanyang and Jining.

Mr. Donald Yu, Tuniu’s co-founder, Chairman and Chief Executive Officer, said, “In the second quarter of 2015, our growth continued to be extremely strong with net revenue growing 111.9% year-over-year and our total number of trips exceeding 1 million. As we continue to rapidly expand our business, we are increasingly diversifying our portfolio of travel products. During the recent incidence of the MERS virus in South Korea, we were able to minimize the impact on our business while maintaining positive customer experiences. We are confident that Tuniu’s diversification, both in terms of region and travel product type, mitigates the risk that the company may face from future market-specific events.”

Mr. Alex Yan, Tuniu’s co-founder, President and Chief Operating Officer, said, “Our regional expansion strategy continues to display superior results as contributions from regions where we have a local presence continue to rapidly grow. In the second half of this year, we will accelerate the pace of our regional expansion in order to capture the opportunities in local markets that can be enhanced through a regional presence. Additionally, our direct procurement products continue to gain traction with our customers, reaching 25% of our total gross merchandise value in the second quarter, as we continue to enrich our portfolio of products.”

Mr. Conor Yang, Tuniu’s Chief Financial Officer, said, “Our investment in Wuzhouxing is a positive step in Tuniu’s consolidation of the travel industry supply chain in China. We are confident that Wuzhouxing’s management team has the industry experience and expertise to continue to guide Wuzhouxing’s continued growth. We are pleased to work with Wuzhouxing and integrate its operations to unlock synergies for our mutual benefit.”

Second Quarter 2015 Results

Net revenues were RMB1,518.2 million (US$244.9 million) in the second quarter of 2015, representing a year-over-year increase of 111.9% from the corresponding period in 2014. The increase was primarily due to the growth in revenues from both organized tours and self-guided tours. The number of trips sold increased by 84.1% to 1,011,267 in the second quarter of 2015 from 549,228 in the second quarter of 2014.

•                  Revenues from organized tours, substantially all of which are recognized on a gross basis, were RMB1,466.5 million (US$236.5 million) in the second quarter of 2015, representing a year-over-year increase of 110.5% from the corresponding period in 2014. The increase was primarily due to the rapid growth in demand for travel to certain international destinations, such as Europe and Japan, and for domestic tours. In the second quarter of 2015, the number of trips of organized tours (excluding local tours) increased by 99.1% to 308,417 from 154,874 in the same period last year, and the number of trips of local tours increased by 52.5% to 476,375 from 312,364 in the second quarter of 2014.

•                  Revenues from self-guided tours, which are recognized on a net basis, were RMB34.6 million (US$5.6 million) in the second quarter of 2015, representing a year-over-year increase of 109.4% from the corresponding period in 2014. The increase in revenues was primarily due to the growth in travel to the Maldives, certain islands and domestic destinations. The number of trips of self-guided tours increased by 176.2% year-over-year to 226,475 in the second quarter of 2015 from 81,990 in the second quarter of 2014.

•                  Other revenues, were RMB24.7 million (US$4.0 million) in the second quarter of 2015, representing a year-over-year increase of 261.2% from the corresponding period in 2014. The increase was primarily due to a rise in service fees received from insurance companies, fees for advertising services and revenues from other travel- related products, which are recognized on a net basis.

Cost of revenues was RMB1.4 billion (US$233.3 million) in the second quarter of 2015, representing a year-over-year increase of 114.5% from the corresponding period in 2014. As a percentage of net revenues, cost of revenues was 95.3% in the second quarter of 2015 compared to 94.1% in the corresponding period in 2014.

Gross margin was 4.7% in the second quarter of 2015 compared to 5.9% in the second quarter of 2014. The decline in gross margin was primarily due to Tuniu’s competitive pricing strategy, and the higher costs associated with the new regional service centers and the newly added tour advisors for the anticipated coming peak season.

Operating expenses were RMB363.8 million (US$58.7 million) in the second quarter of 2015, representing a year-over-year increase of 128.6% from the corresponding period in 2014. Share-based compensation expenses, which were allocated to operating expenses, were RMB11.6 million (US$1.9 million) in the second quarter of 2015. Amortization of acquired intangible assets, which was allocated to operating expenses, was RMB0.8 million (US$122.3 thousand) in the second quarter of 2015. Non-GAAP4 operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB351.5 million (US$56.7 million) in the second quarter of 2015, representing a year-over-year increase of 149.6%.

•                  Research and product development expenses were RMB61.5 million (US$9.9 million) in the second quarter of 2015, representing a year-over-year increase of 186.5%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses of RMB0.9 million (US$139.6 thousand), were RMB60.7 million (US$9.8 million) in the second quarter of 2015, representing an increase of 199.7% from the corresponding period in 2014. The increase was primarily due to investments in new product lines and online technology related initiatives, and the rise in technology and product development personnel related expenses.

4  The section below entitled “About Non-GAAP Financial Measures” provides information about the use of non-GAAP financial measures in this press release, and the attached “Reconciliations of GAAP and non-GAAP Results” at the end of this press release reconciles non-GAAP financial information with the Company’s financial results under GAAP.

•                  Sales and marketing expenses were RMB231.7 million (US$37.4 million) in the second quarter of 2015, representing a year-over-year increase of 139.1%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses of RMB0.3 million (US$48.1 thousand) and amortization of acquired intangible assets of RMB0.8 million (US$122.3 thousand), were RMB230.6 million (US$37.2 million) in the second quarter of 2015, representing a year-over-year increase of 139.7% from the corresponding period in 2014. The increase was primarily due to branding campaigns and advertisements for our mobile business expansion.

•                  General and administrative expenses were RMB72.9 million (US$11.8 million) in the second quarter of 2015, representing a year-over-year increase of 74.1%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses of RMB10.4 million (US$1.7 million), were RMB62.5 million (US$10.1 million) for the second quarter of 2015, representing a year-over-year increase of 145.2% from the corresponding period in 2014. The increase was primarily due to an increase in the headcount of our administrative personnel as a result of our business expansion and an increase in the professional service fees associated with being a public company.

Loss from operations was RMB292.1 million (US$47.1 million) in the second quarter of 2015, compared to a loss from operations of RMB117.1 million in the corresponding period in 2014. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB279.5 million (US$45.1 million) in the second quarter of 2015.

Net loss was RMB246.2 million (US$39.7 million) in the second quarter of 2015, compared to a net loss of RMB113.6 million in the second quarter of 2014. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB233.6 million (US$37.7 million) in the second quarter of 2015.

Net loss attributable to ordinary shareholders was RMB246.1 million (US$39.7 million) in the second quarter of 2015, compared to a net loss attributable to ordinary shareholders of RMB129.2 million in the corresponding period in 2014. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB233.5 million (US$37.7 million) in the second quarter of 2015.

As of June 30, 2015, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB4.4 billion (US$707.8 million).

Business Outlook

For the third quarter of 2015, Tuniu expects to generate RMB2,623.4 million to RMB2,689.0 million of net revenues, which represents 100% to 105% growth year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on August 24, 2015, (8:00 pm, Beijing/Hong Kong Time, on August 24, 2015) to discuss the second quarter 2015 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
International:	+1-412-902-4272

Conference ID: Tuniu Corporation 2Q 2015 Earnings Call

A telephone replay will be available one hour after the end of the conference through August 31, 2015. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code: 10070551

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 1,000,000 stock keeping units (SKUs) of packaged tours, covering over 140 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including over 1,100 tour advisors, a 24/7 call center and 85 regional service centers. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP Results” set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been — and will continue to be — significant recurring expenses in the Company’s business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Maria Xin

Investor Relations and Strategic Investment Senior Director

Tuniu Corporation

Phone: +86-25-8685-3178

E-mail: ir@tuniu.com

Lin Zhu

Brunswick Group

Phone: +86-21-6039-6388

E-mail: tuniu@brunswickgroup.com

New York

Ella Kidron

Brunswick Group

Phone: +1-212-333-3810

E-mail: tuniu@brunswickgroup.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2014	June 30,2015	June 30,2015
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	1,457,722,376	3,145,360,633	507,316,231
Restricted cash	44,030,000	261,236,247	42,134,879
Short-term investments	468,570,000	981,834,000	158,360,323
Accounts receivable, net	8,644,481	65,122,667	10,503,656
Prepayments and other current assets	575,296,906	1,131,069,748	182,430,605
Total current assets	2,554,263,763	5,584,623,295	900,745,694

Non-current assets
Property and equipment, net	72,310,290	91,645,771	14,781,576
Intangible assets	3,075,465	700,485,703	112,981,565
Goodwill	—	34,626,358	5,584,896
Other non-current assets	15,367,814	93,287,015	15,046,293
Total non-current assets	90,753,569	920,044,847	148,394,330
Total assets	2,645,017,332	6,504,668,142	1,049,140,024

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	—	5,000,000	806,452
Accounts payable	382,704,323	940,805,166	151,742,769
Salary and welfare payable	78,739,361	89,318,715	14,406,244
Taxes payable	3,884,044	6,025,863	971,913
Advances from customers	638,827,791	1,194,814,157	192,711,961
Accrued expenses and other current liabilities	109,860,116	167,450,722	27,008,181
Total current liabilities	1,214,015,635	2,403,414,623	387,647,520
Non-current liabilities	22,278,479	31,456,387	5,073,611
Total liabilities	1,236,294,114	2,434,871,010	392,721,131

Shareholders’ equity
Ordinary shares	121,068	180,738	29,151
Additional paid-in capital	2,298,726,639	5,437,807,255	877,065,686
Accumulated other comprehensive loss	(21,080,728)	(21,408,454)	(3,452,976)
Accumulated deficit	(869,043,761)	(1,348,162,196)	(217,445,515)
Total Tuniu’s shareholders’ equity	1,408,723,218	4,068,417,343	656,196,346
Noncontrolling interests	—	1,379,789	222,547
Total shareholders’ equity	1,408,723,218	4,069,797,132	656,418,893
Total liabilities and shareholders’ equity	2,645,017,332	6,504,668,142	1,049,140,024

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	June 30,2014	March 31, 2015	June 30,2015	June 30,2015
	RMB	RMB	RMB	US$

Revenues
Organized tours	696,744,431	1,201,372,426	1,466,466,804	236,526,904
Self-guided tours	16,519,319	40,407,127	34,583,279	5,577,948
Others	6,827,768	11,195,373	24,660,593	3,977,515
Total revenues	720,091,518	1,252,974,926	1,525,710,676	246,082,367
Less: Business and related taxes	(3,729,296)	(4,747,137)	(7,479,031)	(1,206,295)
Net revenues	716,362,222	1,248,227,789	1,518,231,645	244,876,072
Cost of revenues	(674,317,930)	(1,197,241,357)	(1,446,475,062)	(233,302,429)
Gross profit	42,044,292	50,986,432	71,756,583	11,573,643

Operating expenses
Research and product development	(21,476,835)	(43,507,531)	(61,530,936)	(9,924,345)
Sales and marketing	(96,914,198)	(189,651,351)	(231,689,958)	(37,369,348)
General and administrative	(41,901,547)	(62,016,159)	(72,937,852)	(11,764,170)
Other operating income	1,138,325	1,357,313	2,318,899	374,016
Total operating expenses	(159,154,255)	(293,817,728)	(363,839,847)	(58,683,847)
Loss from operations	(117,109,963)	(242,831,296)	(292,083,264)	(47,110,204)
Other income/(expenses)
Interest income	5,584,263	9,582,931	16,505,217	2,662,132
Foreign exchange related gains/(losses), net	(1,746,187)	246,611	29,722,430	4,793,940
Other loss, net	(370,204)	(54,295)	(486,562)	(78,478)
Loss before income tax expense	(113,642,091)	(233,056,049)	(246,342,179)	(39,732,610)
Income taxes expense /(benefit)	—	—	(189,582)	(30,578)
Net loss	(113,642,091)	(233,056,049)	(246,152,597)	(39,702,032)
Less:Net loss attributable to noncontrolling interests	—	—	(90,211)	(14,550)
Add:Deemed dividends to preferred shareholders	(15,605,908)	—	—	—
Net loss attributable to ordinary shareholders	(129,247,999)	(233,056,049)	(246,062,386)	(39,687,482)

Net loss	(113,642,091)	(233,056,049)	(246,152,597)	(39,702,032)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(1,180,135)	5,272,420	(5,600,146)	(903,249)
Comprehensive loss	(114,822,226)	(227,783,629)	(251,752,743)	(40,605,281)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.36)	(1.24)	(1.07)	(0.17)
Net loss per ADS - basic and diluted*	(4.07)	(3.71)	(3.20)	(0.52)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	95,218,953	188,667,867	230,689,758	230,689,758

Share-based compensation expenses included are as follows:
Cost of revenues	655,008.00	164,828	195,506	31,533
Research and product development	1,232,516.00	705,424	865,771	139,640
Sales and marketing	681,361.00	230,000	298,162	48,091
General and administrative	16,417,507.00	11,771,740	10,440,611	1,683,970
Total	18,986,392.00	12,871,992	11,800,050	1,903,234

*Each ADS represents three of the Company’s ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(In RMB, except per share information)

	Quarter Ended June 30, 2015
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result

Cost of revenues	(1,446,475,062)	195,506	—	(1,446,279,556)

Research and product development	(61,530,936)	865,771	—	(60,665,165)
Sales and marketing	(231,689,958)	298,162	758,329	(230,633,467)
General and administrative	(72,937,852)	10,440,611	—	(62,497,241)
Other operating income	2,318,899	—	—	2,318,899
Total operating expenses	(363,839,847)	11,604,544	758,329	(351,476,974)

Loss from operations	(292,083,264)	11,800,050	758,329	(279,524,885)

Net loss	(246,152,597)	11,800,050	758,329	(233,594,218)

Net loss attributable to Tuniu’s shareholders	(246,062,386)	11,800,050	758,329	(233,504,007)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.07)	—	—	(1.01)
Net loss per ADS - basic and diluted	(3.20)	—	—	(3.04)

	Quarter Ended March 31, 2015
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result

Cost of revenues	(1,197,241,357)	164,828	—	(1,197,076,529)

Research and product development	(43,507,531)	705,424	—	(42,802,107)
Sales and marketing	(189,651,351)	230,000	—	(189,421,351)
General and administrative	(62,016,159)	11,771,740	—	(50,244,419)
Other operating income	1,357,313	—	—	1,357,313
Total operating expenses	(293,817,728)	12,707,164	—	(281,110,564)

Loss from operations	(242,831,296)	12,871,992	—	(229,959,304)

Net loss	(233,056,049)	12,871,992	—	(220,184,057)

Net loss attributable to ordinary shareholders	(233,056,049)	12,871,992	—	(220,184,057)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.24)	—	—	(1.17)
Net loss per ADS - basic and diluted	(3.71)	—	—	(3.50)

	Quarter Ended June 30, 2014
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result

Cost of revenues	(674,317,930)	655,008	—	(673,662,922)

Research and product development	(21,476,835)	1,232,516	—	(20,244,319)
Sales and marketing	(96,914,198)	681,361	—	(96,232,837)
General and administrative	(41,901,547)	16,417,507	—	(25,484,040)
Other operating income	1,138,325	—	—	1,138,325
Total operating expenses	(159,154,255)	18,331,384	—	(140,822,871)

Loss from operations	(117,109,963)	18,986,392	—	(98,123,571)

Net loss	(113,642,091)	18,986,392	—	(94,655,699)

Net loss attributable to ordinary shareholders	(129,247,999)	18,986,392	—	(110,261,607)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.36)	—	—	(1.16)
Net loss per ADS - basic and diluted	(4.07)	—	—	(3.47)